UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, DC 20549
             SCHEDULE 13G

INFORMATION TO BE INCLUDED  IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b)(c)AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(b)Under the Securities Exchange Act of 1934
             (Amendment No. 2 )*


            SANTA FE ENERGY TRUST
              (Name of Issuer)


                 UNIT TRUST
      (Title of Class of Securities)

                802013102
              (CUSIP Number)

         DKR MANAGEMENT COMPANY INC.
           1281 EAST MAIN STREET
       STAMFORD, CONNECTICUT 06902
              (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             December 31, 2001

(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

X  Rule 13d-1(b)
   Rule 13d-1(c)
   Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 802013102


1.  NAME OF REPORTING PERSONS

DKR MANAGEMENT COMPANY INC.

SS OR IRS IDENTIFICATION NO. OF ABOVE PERSONS
22-3095881

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

See Attached

(a)
(b)

3. SEC USE ONLY

4. CITIZEN OR PLACE OF ORGANIZATION

Corporation organized in Delaware.

Number of Shares Beneficially Owned By Each
Reporting Person With:

5.   SOLE VOTING POWER
N/A

6.   SHARED VOTING POWER

0

7.    SOLE DISPOSITION POWER
N/A

8. SHARED DISPOSITION POWER

See Number 6



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0%

12.  TYPE OF REPORTING PERSON*

DKR Management Company Inc., a registered Investment
Adviser  (IA).

Item 1:	Security and Issuer

1(a) 	Name of Issuer
SANTA FE ENERGY TR-UTS

1(b)	Address of Issuer's Principal Executive Offices
Chase Bank of Texas,
National Association Global Trust Services
600 Travis, Suite 1150
Houston, Texas 77002

Item 2:	Identity and Background

2(a)	Name of person Filing
	DKR Management Company Inc.
2(b)	Address of Principal Business Office or,
if none, Residence
	1281 East Main Street, Stamford, CT 06902
2(c)	Citizenship/ Corporation organized
	A corporation organized in Delaware
2(d)	Title of Class of Security
	SANTA FE ENERGY TR-UTS
2(e)	Cusip Number
	802013102

Item 3: If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), the person filing is a:

DKR Management Company Inc.  is filing Form 13G as a
Qualified Institutional Investor pursuant to Rule 13d-1(b).

Item 4:   Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a)	Amount Beneficially Owned
0

4(b)	Percent of Class
0%

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
N/A

(ii)	Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of
N/A

(iv) Shared power to dispose or to direct the d isposition of

See above 4(c)(ii)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule
13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to
be the beneficial owner of more than five percent of the
class of securities, check the following 	X

Instruction: Dissolution of a group requires a response to this item.

Item 6: Ownership of More than Five percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

See attached - Exhibit I

Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

The following certification shall be included if the statement is filed pursuant to Rule 13D-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:	February 11, 2001

/s/ Barbara Burger
Senior
Senior Vice President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.








EXHIBIT I


The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DKR Management Company Inc.

/s/ Barbara Burger
Senior Vice President




Framework Advisors LLC

/s/ Joseph Kleinman
Executive Vice President



AIG DKR Commodity Arbitrage Fund LP



/s/ Anthony Giordano
By DKR Management Company, Inc., General Partner


AIG DKR Commodity Arbitrage Fund Ltd.



/s/ Anthony Girodano
Director


The shares of the Santa Fe Depository Units
("Depository Units") were held indirectly, prior to this filing, by DKR Management Company Inc. ("DKRMCI") , a registered Investment Advisor, which serves as the Investment Manager to AIG DKR Commodity Arbitrage Fund LP and AIG DKR Commodity Arbitrage Fund Ltd. (formerly, AIG
Commodity Arbitrage Fund LP and AIG Commodity Arbitrage
Fund Ltd., respectively).

Framework Advisors LLC ("Framework") has entered into an Advisory Service Agreement with DKRMCI, to act as a portfolio manager to AIG DKR Commodity Arbitrage Fund LP and AIG DKR Commodity Arbitrage Fund Ltd.

DKRMCI and Framework disclaimed any beneficial ownership, of the securities to which this Form relates for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except that the Depository Units represented a portion of the undersigneds' interest in the profits of AIG DKR Commodity Arbitrage Fund LP and AIG DKR Commodity
Arbitrage Fund Ltd.

AIG DKR Commodity Arbitrage Fund LP, a Partnership (PN).
Principal Place of Business:
1281 East Main Street, Stamford, CT 06902

AIG DKR Commodity Arbitrage Fund Ltd.,
a open-end limited liability
Investment Company incorporated in Bermuda (OO).
Principal Place of
Business:  29 Richmond Road, Pembroke, Bermuda HM08

Framework Advisors LLC, LLC incorporated in Delaware (OO),
767 Third Avenue, New York, New York 10017.